

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 20, 2008

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
580 St. Kilda Road, Level 8
Melbourne, Victoria 3004 Australia

> **Re:     Golden River Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed September 27, 2007**
> **Response letter dated March 3, 2008**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your response letter and filings and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.      Please contact us at your earliest convenience to discuss the matters below.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Notes to Consolidated Financial Statements

Note 5 Affiliate Transactions, page F-12

2.      We note your disclosure that "Wilzed Pty Ltd, a company associated with the President of the Company, Joseph Gutnick, has provided loan funds to enable the Company to meet its liabilities."  Please explain to us in detail the nature of the association between your president, Mr. Gutnick, and Wilzed Pty Ltd.  As part of your response, please address whether Mr. Gutnick has any equity ownership in or amounts due to or from Wilzed Pty Ltd.  Additionally, indicate whether or not

Mr. Gutnick has significant influence or control over Wilzed Pty Ltd. Finally, please indicate whether or not you and Wilzed Pty Ltd. are entities under common control.

Note 9 Issue of Options Under Stock Option Plan, page F-14

3. We note your response to comments three and four from our letter dated October 4, 2007, and at this time, are unable to agree with your conclusion that the three months prior to November 2004 was an appropriate period over which to determine the volatility rate used in the determination of fair value of options issued in 2004. Please determine the volatility rate in accordance with the provisions of paragraph 284 - 285 of SFAS 123 (the literature in place at the time the options were issued), and tell us the impact the difference in volatility has on each annual and quarterly period impacted.

4. We note your response to comment five, and are unable to agree with your conclusions regarding the use of a share price in your private placements as the best indicator of the value of your common shares. Please modify your fair value determinations to comply with the provisions of paragraph 22 of SFAS 123(R) and SAB Topic 14.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief